UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Fiscal Year Ended December 31, 2017
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, LLC
One StarPoint
Stamford, CT 06902
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
December 31, 2017 and 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2017 and December 31, 2016	3

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	4

Notes to Financial Statements	5

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)	10

SIGNATURES	11

EXHIBIT INDEX

Ex 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Profit Sharing Committee of

STARWOOD HOTELS & RESORTS WORLDWIDE SAVINGS AND RETIREMENT PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide Savings and Retirement Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2008.

Phoenix, Arizona
June 25, 2018

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2017 and 2016

	2017	2016
Assets:
lnvestments at fair value	$1,329,186,385	$1,145,765,546
Receivables:
Employer contributions	-	2,112,698
Notes receivable from participants	42,660,480	42,044,691
Accrued investment income	891	387
Total receivables	42,661,371	44,157,776
Total assets	1,371,847,756	1,189,923,322
Liabilities:
Accrued expenses	136,629	294,656
Total liabilities	136,629	294,656
Net assets available for benefits	$1,371,711,127	$1,189,628,666
See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2017

2017
Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$207,579,682
Dividends and interest	24,444,922
Total investment gain	232,024,604

Interest income on notes receivable from participants	1,724,354
Contributions:
Participants	67,844,277
Participant rollovers	2,788,324
Employer	28,921,664
Total contributions	99,554,265

Total additions	333,303,223

Deductions from net assets attributed to:
Benefits paid to participants	147,381,738
Investment and administrative expenses	4,162,668
Total deductions	151,544,406

Net increase in net assets before plan asset transfers	181,758,817
Assets transferred from other plans, net	323,644

Increase in net assets	182,082,461

Net assets available for benefits, beginning of year	1,189,628,666

Net assets available for benefits, end of year	$1,371,711,127
See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

(1)	Description of the Plan
The following description of the Starwood Hotels & Resorts Worldwide Savings and Retirement Plan (the “Plan”), provides only general information. Employees participating in the Plan (Participants) should refer to the Summary Plan Description and the formal Plan document for a more complete description of the Plan’s provisions. The Plan was originally established effective April 1, 1997.
The Plan is sponsored by Starwood Hotels and Resorts Worldwide, LLC (“Starwood” or the “Company”). Effective September 23, 2016, Starwood became a wholly-owned subsidiary of Marriott International, Inc. (“Marriott”). Prior to September 23, 2016, Starwood was named Starwood Hotels and Resorts Worldwide, Inc. and the Plan was named Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.
General
The Plan is a defined contribution plan that qualifies under Section 401(a) of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan provides for employee pre-tax contributions and matching employer contributions in accordance with Section 401(k) and 401(m) of the Code. The Plan’s assets are held in a trust (Trust) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”). Effective for the first day of the last payroll period in 2017 (the "Freeze Date"), the Plan was frozen to new contributions and new participants.
Eligibility
Company employees become eligible to participate in the Plan when they are 21 years of age and have completed an hour of service. The Company begins to match contributions once the Participant has completed one “year of service” as that term is defined by the Plan. Notwithstanding the foregoing, no employees hired on or after the Freeze Date may be eligible to participate in the Plan.
Administration
Effective September 23, 2016, the Profit Sharing Committee serves as the named fiduciary of the Plan. The Profit Sharing Committee has appointed a Plan Administrator, who is an employee of Marriott. The Profit Sharing Committee, all of whom are members of senior management of Marriott, is responsible for investment of the Plan assets, other than the Company Stock Fund, and has delegated many responsibilities to the investment managers it appoints. Effective September 23, 2016, the Marriott Stock Fund Investment Committee is the sole named fiduciary of the Plan with regards to the investment of the Company Stock Fund.
Contributions
Participants may contribute up to 50% of eligible compensation on a pre-tax basis, subject to the Internal Revenue Service limitation of $18,000 for the year ended December 31, 2017. The Company makes a matching contribution in an amount equal to 100% for Participant contributions up to 1% of eligible compensation and 50% for Participant contributions between 2% and 7% of eligible compensation. Participants direct the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Participants can make changes to their investment options daily.
Participants who are age 50 or older by the end of the applicable Plan year and have contributed the maximum pre-tax contributions allowable by the Plan during the Plan year may make an additional pre-tax catch-up contribution. The catch-up contribution is subject to the Internal Revenue Service limitation of $6,000 for the year ended December 31, 2017. Notwithstanding the foregoing, all contributions into the Plan ceased as of the Freeze Date.
Participants who do not enroll on their own and who do not opt out are automatically enrolled after 90 days of service, pursuant to the safe harbor for automatic contribution arrangements in Code Section 401(k) (13). The initial contribution rate for those who are auto-enrolled is 3% of eligible compensation. The 3% contribution rate increases by one percentage point each year to a maximum of 6% of eligible compensation. Participants are free to elect out of automatic enrollment at any time.
Vesting
Participants are immediately vested in their voluntary contributions and earnings thereon. Participants become 100% vested in the Company’s matching contributions and earnings thereon after two years of service.

Rollovers to the Plan
Participants may roll over to the Plan their qualifying balance from any rollover account permitted for this purpose (e.g., the trust of a qualified plan, an individual retirement account (IRA) or an individual retirement annuity) (rollover account) provided they do so no later than the 60th day following the day on which the Participant receives the distribution from such rollover account. Notwithstanding the foregoing, participants may not roll over contributions into the Plan after the Freeze Date.
Participants’ accounts
Separate accounts are maintained with respect to each Participant’s pre-tax contributions, employer matching contributions, and rollover contributions. Each Participant’s account is credited with the Participant’s contributions and share of investment earnings or losses and is charged with the Participant’s share of Plan expenses. Allocations of Plan earnings and losses and of investment expenses are based on the proportion of each Participant’s account balance to the total of all account balances for each investment type. Administrative expenses are allocated as described below. Plan expenses and fees are explained in detail in a mailing sent to Participants annually. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Notes receivable from Participants (Plan loans)
Participants may borrow from the vested portion of their accounts. The minimum loan amount is $1,000, restricted to 50% of the Participant’s vested account balance. The maximum loan amount is the lesser of $50,000 or 50% of the Participant’s vested account balance, reduced by any outstanding loan balance in the prior year. A Participant may have no more than two loans outstanding at one time. The repayment period may not exceed five years from the date of the loan (ten years if the loan proceeds are used to acquire the Participant’s principal residence). The loans are collateralized by the balance in the Participant’s account at the time the loan is made. The loans bear interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%.
Notes receivable from Participants are measured at their unpaid principal balance plus accrued interest.
Payment of benefits
Participants are eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants may elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants may also elect to defer distributions, but in no event beyond April 1 of the year following the year in which the Participant turns 70 1/2.
Withdrawals of a Participant’s vested benefits are also permitted upon attainment of age 59 1/2 or, subject to Plan provisions, as a hardship distribution.
Participants leaving the Plan may roll over the qualifying portion of their distributions to a qualifying rollover account. If a terminating participant who has an account balance of between $1,000 and $5,000 does not take a distribution upon termination, the Plan automatically rolls over the Participant’s account balance to a qualified IRA in the Participant’s name. If a terminating participant with an account balance of under $1,000 does not elect to take a distribution upon termination, the Plan automatically distributes the account balance to the Participant.
Forfeitures
Forfeitures of nonvested Company contributions are applied to reduce future Company contributions. Unallocated forfeited nonvested accounts totaled $295,858 and $44,966 as of December 31, 2017 and 2016 respectively. During the year ended December 31, 2017, forfeited nonvested accounts reduced Company contributions by $43,194.
Administrative expenses
Administrative expenses, including investment management and recordkeeping fees, are paid from Plan assets, except to the extent the Company pays such expenses. For the year ended December 31, 2017, recordkeeping fees and participant–level investment advisor services were paid directly from Participant accounts. Other administrative expenses were paid by the Plan other than legal and audit fees, which were paid by the Company. The Plan imposes fees that are deducted directly from Participant accounts for initiating Plan loans ($75), processing domestic relations orders ($450), hardship distributions ($50), and overnight mailings ($50). Participants who elect to work with a Professional Account Manager through the Voya Advisor Service pay a fee that is a percentage of their account balance, and that is deducted directly from their accounts.

Changes in employer contributions and termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to suspend, reduce, or partially or completely discontinue Company contributions at any time and to terminate the Plan, the trust agreement, and the trust thereunder, subject to the provisions of ERISA. In the event of Plan termination, partial termination or complete discontinuance of contributions, affected Participants may have the right to become fully vested in the Company contributions and to receive a full distribution of such amounts to the extent required under applicable law and the terms of the Plan document. Notwithstanding the foregoing, effective as of the Freeze Date, the Plan was frozen to new contributions and participants.

(2)	Summary of Significant Accounting Policies
Basis of presentation
The Financial Accounting Standards Board (FASB) sets accounting principles generally accepted in the United States of America (GAAP) to ensure consistent reporting. References to GAAP issued by the FASB in the accompanying notes are to the FASB Accounting Standards Codification (FASB ASC).
The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.
Concentration of credit risk and market risk
The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss is limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.
Subsequent events
In preparing these financial statements, management has evaluated subsequent events through June 25, 2018, the date the Plan financial statements were issued.
Effective as of the Freeze Date, the Plan was frozen to new contributions and new participants. The Plan will merge with and into the Marriott International, Inc. Employees' Profit Sharing, Retirement and Savings Plan and Trust (the "Marriott Plan") effective June 30, 2018, and the asset and liabilities (including outstanding loan balances) will be transferred from the Plan into the Marriott Plan.
Fair value measurements
FASB ASC 820, Fair Value Measurements and Disclosures, establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. It also establishes a hierarchy for ranking the quality and reliability of the information used to determine fair value by requiring that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The investment’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value.
Money Market Fund: Valued at cost, which approximates fair value.
Collective Trusts: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trusts have no unfunded commitments as of December 31, 2017 and 2016, and can be redeemed daily with no redemption notice period or other redemption restrictions.
Mutual Funds: Valued using quoted market prices in active markets.
Marriott Common Stock: Valued using quoted market prices in active markets.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.
Benefits paid to Participants
Benefits paid to Participants are recorded in the period in which they are paid.

(3)	Fair Value Measurements
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$2,645,685	$—	$2,645,685
Mutual Funds	554,952,210	—	—	554,952,210
Marriott Common Stock	113,761,806	—	—	113,761,806
Total Assets in the fair value hierarchy	668,714,016	2,645,685	—	671,359,701
Investments measured at net asset value (a)	—	—	—	657,826,684
Total Investments at Fair Value	$668,714,016	$2,645,685	$—	$1,329,186,385
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$1,582,446	$—	$1,582,446
Mutual Funds	517,630,265	—	—	517,630,265
Marriott Common Stock	74,006,166	—	—	74,006,166
Total Assets in the fair value hierarchy	591,636,431	1,582,446	—	593,218,877
Investments measured at net asset value (a)	—	—	—	552,546,669
Total Investments at Fair Value	$591,636,431	$1,582,446	$—	$1,145,765,546

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

(4)	Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated August 13, 2015. The determination letter was applicable for amendments adopted by the Plan through December 16, 2014. The Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2017.

(5)	Party-in-Interest Transactions
Certain Plan investments are held in funds managed by State Street. In addition, certain Plan investments are in Marriott common stock.
For the year ended December 31, 2017, the fee incurred by the Plan for the investment management services was $189,211. The fee incurred by the Plan for record-keeper services and participant paid account management services was amounted to $3,973,457. As of December 31, 2017, and 2016, there were no record-keeping fees included in accrued expenses.

(6)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 at December 31:

	2017	2016
Net assets available for benefits per financial statements	$1,371,711,127	$1,189,628,666
Amounts allocated to withdrawing Participants	(1,490,099)	(743,494)
Deemed distributions for the purpose of Form 5500	(474,169)	(357,938)
Net assets available for benefits per Form 5500	$1,369,746,859	$1,188,527,234
The following is a reconciliation of benefits paid to Participants as reported in the financial statements for the year ended December 31, 2017 to Form 5500:

Benefits paid to Participants per financial statements	$147,381,738
Amounts allocated to withdrawing Participants at December 31, 2016	(743,494)
Amounts allocated to withdrawing Participants at December 31, 2017	1,490,099
Deemed distributions for the purpose of Form 5500 at December 31, 2016	(357,938)
Deemed distributions for the purpose of Form 5500 at December 31, 2017	474,169
Benefits paid to Participants per Form 5500	$148,244,574
The following is a reconciliation of notes receivable from participants from the financial statements to the Form 5500 at December 31, 2017:

Notes receivable from Participants per financial statements	$42,660,480
Deemed distribution for the purpose of Form 5500	(474,169)
Notes receivable from Participants per Form 5500	$42,186,311

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
EIN #52-1193298
Plan #001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2017

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
Money Market Fund
* State Street Global Advisors	State Street Short Term Investment Fund	$2,645,685
Collective Trusts
BlackRock	US Debt Index	83,363,149
BlackRock	ACWI EX US	119,613,699
BlackRock	Russell 2500	66,810,963
BlackRock	BlackRock LifePath Retirement	17,167,386
BlackRock	BlackRock LifePath 2020	44,626,290
BlackRock	BlackRock LifePath 2030	74,815,866
BlackRock	BlackRock LifePath 2040	76,628,013
BlackRock	BlackRock LifePath 2050	43,373,485
BlackRock	BlackRock LifePath 2060	3,892,453
BlackRock	BlackRock LifePath 2025	27,175,666
BlackRock	BlackRock LifePath 2035	33,763,742
BlackRock	BlackRock LifePath 2045	41,186,881
BlackRock	BlackRock LifePath 2055	25,409,091
Total Collective Trusts		657,826,684
Mutual Funds
Vanguard	Vanguard Prime Money Market Fund	73,022,029
Vanguard	Vanguard Institutional Index Fund	214,696,076
PIMCO	PIMCO Total Return Admin. Fund	48,703,290
Hartford	Hartford Mid Cap Fund	45,758,295
Munder	Veracity Small Cap Value Fund	18,656,669
T. Rowe Price	T. Rowe Price Large Cap Fund	34,000,878
Wells Fargo	Wells Fargo Advantage Capital Growth Fund	74,137,465
Transamerica	Transamerica International Equity	45,977,508
Total Mutual Funds		554,952,210
*Marriott Company Stock	Marriott Company Stock	113,761,806
Participant Loans	Secured by vested benefits; maturity dates through January 2028; interest rates 4.25% - 5.25%	42,660,480
		$1,371,846,865

* Represents a party-in-interest

Note: Cost information has been excluded as all investments are participant-directed investments

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE SAVINGS AND RETIREMENT PLAN

Date: June 25, 2018	By:	/s/ Tracey Ballow
Tracey Ballow
Plan Administrator